

September 10, 2010

Ms. Monica Iancu
President and Chief Executive Officer
Mind C.T.I. Ltd.
Industrial Park, Building #7
Yoqneam, 20692, Israel

> **Re:** **Mind C.T.I. Ltd.**
> **Form 6-K filed on March 15, 2010**
> **Form 6-K filed on May 20, 2010**
> **Form 20-F for the Fiscal Year ended December 31, 2009**
> **Filed June 22, 2010**
> **File No. 000-31215**

Dear Ms. Iancu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 6-K filed on March 15, 2010

1.   We note that you present non-GAAP operating income for your fourth quarter of 2009 and for the year ended December 31, 2009. Tell us how you considered providing the required disclosures under Item 10(e) of Regulation S-K.

Form 6-K filed on May 20, 2010

Exhibit 2

Consolidated Statements of Operations, page F-5

2.   We note that you break-out your revenues by sales of licenses and services. Tell us how
        you considered similarly breaking out your cost of revenues by sales of licenses and
        services. Refer to Rule 5-03(b)(2) of Regulation S-X.

Form 20-F for the Fiscal Year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Goodwill and Other Intangible Assets, page 38

3.   We have reviewed your goodwill and intangible assets policy. Please consider expanding
        your disclosures in future filings for the items noted below:

        •   Amount of goodwill allocated to each reporting unit;
        •   Percentage by which fair value exceeded carrying value as of the date of the most
                recent test;
        •   Description of the methods and key assumptions used and how the key
                assumptions were determined;
        •   Discussion of the degree of uncertainty associated with the key assumptions. The
                discussion regarding uncertainty should provide specifics to the extent possible
                (e.g., the valuation model assumes recovery from a business downturn within a
                defined period of time); and
        •   Description of potential events and/or changes in circumstances that could
                reasonably be expected to negatively affect the key assumptions.

B. Liquidity and Capital Resources, page 41

4.   We note that your discussion of cash flows from operating activities is essentially a
        recitation of the reconciling items identified on the face of the statement of cash flows.
        This does not appear to contribute substantively to an understanding of your cash flows.
        Rather, it repeats items that are readily determinable from the financial statements. When
        preparing the discussion and analysis of operating cash flows, you should address
        material changes in the underlying drivers that affect these cash flows. These disclosures
        should also include a discussion of the underlying reasons for changes in working capital
        items that affect operating cash flows. For example, your current disclosures do not

explain the decrease in accounts receivable from December 31, 2008 to December 31, 2009. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 15T. Controls and Procedures

Disclosure Controls and Procedures, page 73

5.   You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are "effective to alert them on a timely basis to material information required to be included in [y]our periodic reports with the SEC." This effectiveness conclusion is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively**,** you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.

Item 16F. Change in Registrant's Certifying Accountant, page 77

6.   We note your disclosure that Brightman Almagor Zohar replaced Kesselman & Kesselman. This disclosure is unclear as to whether the former accountants resigned, declined to stand for re-election or were dismissed. Tell us how you considered Item 16F(a)(1)(i) of Form 20-F.

Item 18. Financial Statements, page 78

7.   We note that you have not included your financial statements in your Form 20-F, but rather incorporate them by reference to your Form 6-K that was furnished on May 20, 2010. It is unclear to us why you have not included your financial statements in your Form 20-F. Tell us how you have considered paragraph E(c) to the general instructions to Form 20-F. Please advise or amend your Form 20-F accordingly.

Exhibit 12.1

8.   We note that you include the title of the certifying officer in the first line of your certification. In future filings, please remove this title. Refer to paragraph 12 of the Instructions as to Exhibits of Form 20-F. Similar concerns apply to your Exhibit 12.2.

9.   We note that you have omitted the disclosure related to your responsibility for establishing and maintaining internal control over financial reporting in the introductory

language to paragraph 4. Please revise your certification accordingly. Refer to paragraph 12 of the Instructions as to Exhibits of Form 20-F. Similar concerns apply to your Exhibit 12.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief